China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou

Jiangsu, China

March 6, 2018

VIA EDGAR

Chris Edward

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	China SXT Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed January 19, 2018

File No. 333-221899

Dear Mr. Edward:

China SXT Pharmaceuticals, Inc. (the “Company”, “SXT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 4, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously filed on January 19, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 2.

Amendment No. 1 to Form F-1

Cover Page

1.     We note the revised disclosure in response to comment 1. Please revise to address compliance with Exchange Act Rule 10b-9, including providing for a prompt refund to investors by a specified date if the minimum offering amount is not met.

Response: In response to the Staff’s comment, the Company has revised the description of the escrow arrangement on Page 2 of Amendment No.2.

Our Competitive Advantages, page 7

2.     We note your statement that the curative effects of your products have been proven. Statements regarding efficacy are generally determinations that only the FDA and foreign government equivalent regulators have the authority to make. It appears you are basing the conclusion about your products on customer feedback. Please revise your disclosure to eliminate any suggestion that your product candidates have been or will ultimately be determined to be safe or effective, particularly in light of your disclosure on page 58 that "there is a lack of common standards and appropriate methods for evaluating TCMP to ensure its safety, efficacy."

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 7 of Amendment No.2.

Our Growth Strategies, page 8

3.     We note your revisions in response to comment 9 that China Pharmacopeia specifically indicates the efficacy and safety of TCMP products. Please expand this disclosure to explain what China Pharmacopeia is, what entities regulate and validate the information included in the China Pharmacopeia and the basis for the conclusions presented regarding efficacy and safety.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding China Pharmacopeia on Page 8 and Page 59 of Amendment No.2.

Use of Proceeds, page 34

4.     We note your response to prior comment 17 and that the proceeds from the offering will not be sufficient to fund development of your five new product candidates through to commercialization. Please revise to make this clear and disclose the amount and sources of other funds needed to commercialize these product candidates. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding the amount and sources of other funds need to commercialize new product candidates on Page 34 of Amendment No.2.

The Future of Directly-Oral-TCMP and After-Soaking-Oral-TCMP Markets, page 45

5.     Please disclose the impact on your markets if TCMP dissolving granuales are approved.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding TCMP dissolving ganuales and its impact on our markets on Page 47 of Amendment No.2.

Our Corporate History and Structure, page 46

6.     Please expand this section to disclose when you became principally engaged in offering your products and the type of operations in which the Company engaged prior to that time.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 48 and Page 55 of Amendment No.2.

Share Pledge Agreement, page 48

7.     We note the revised disclosure in response to prior comment 23 and the disclosure that the Share Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid. Please quantify the amount of payments due under the Exclusive Business Cooperation Agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 50 of Amendment No.2.

Research and Development, page 52

8.     We note the response to prior comment 24. Please specify the jurisdictions in which you have applied for the patents referred to in the first paragraph. Please also update your disclosure with respect to the timing of the applications that "are being prepared for submission as early as December 2017."

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 54 and Page 56 of Amendment No. 2.

People's Republic of China Enterprise Taxation, page 83

9.     Although you state on page 82 that the disclosure in the Taxation section is the opinion of your U.S. and PRC tax counsels, it is unclear from the opinion filed as exhibit 99.2 whether you intend it to be a short-form tax opinion. Please revise the disclosure and/or file a revised opinion to clarify its intended use. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: The PRC tax opinion is intended to be a short form opinion regarding PRC tax matters. A short form opinion is filed as exhibit 8.1 to Amendment No. 2 ..

Consolidated Statement of Operations and Comprehensive Income, page F-3

10.  We acknowledge your response to prior comment 32. Based on your response, it appears the Company’s research and development activities fit the definition of research and development in the FASB Codification – Master Glossary as set forth in ASC 730-10-20. Please further explain how grinding traditional TCMP into powders and testing the mediational effects does not meet this definition. Specifically:

•    Explain how these are not activities leading to the significant improvement of traditional TCMP. In this regard, we note your disclosure on page 8 that you believe your research and development capabilities allow you to create "innovative" TCMP that fulfills your customers' needs. Further, we note your disclosure on page 41 regarding the Company's strategy to concentrate on advanced TCMP, "which was identified greater advantage over regular TCMP."

Response: Our working process mainly includes the use of innovative engineering methods for cleaning and grinding traditional TCMPs into powder or more easily portable advanced TCMPs. Our working process has not produced a new medicine nor changed the medical effects of TCMPs.

•    Explain how these are not activities leading to new products. In this regard, we note your disclosure on page 52 that you devote substantial resources to the research and development of new products that require approval from various regulatory agencies. Further, we note you have currently applied for 8 invention patents, with 4 additional patents being prepared for submission .

Response: Our research and development activities involve to modernizing the usage of TCMPs while maintaining their medical effects. Our patents mainly involve the preparation process. Our advanced TCMP products can go to market directly without additional CFDA approval.

•     As previously requested, quantify for us research and development expenses by product candidate and tell us where such amounts are recorded in your consolidated financial statements.

Response:

Product	Ingredients	Indication	Year of commercial launch	R&D expense for the fiscal year ended

				Mar-31-16	Mar-31-17
ChenXiang (powders)	Powders of timbers of Aquilaria sinensis containing chromone, triterpenoid, volatile constituents.	Hiccups, vomit; chest distension, abdominal pain; urethral syndrome; prostatitis; atrophic gastritis, gastric ulcer; irritable bowel syndrome; and chronic pulmonary heart disease.	2015	27,292	-
SanQiFen (powders)	Powders of roots and rhizomes of Panax notoginseng containing ginsenoside and sanchinoside, dencichine, flavonoids, amino acids.	Coronary heart disease; high cholesterol; angina; hyperlipidemia; hemorrhage (bleeding); hepatobiliary diseases; intractable headache; and cancer.	2015	26,107	-
HongQi (pieces)	Dry roots of Hedysarum polybotrys containing flavonoids, saponins, polysaccharides.	Sweating, dizziness, palpitations, shortness of breath; chronic diarrhea archoptosis; dyspeptic fullness, indigestion; hemiplegia, arthralgia, numbness; Long break not healing; diabetic nephropathy; and low immunity, cancer, liver disease.	2015	23,973	-
SuMu (powders)	Powders heartwoods of Caesalpinia sappan containing homeisoflavonoid, and triterpenoid compounds.	Digestive tract tumor, liver cancer; ovarian neoplasms, cervical cancer, chronic myeloid leukemia; fractures, traumatic injury; thoracic abdominal pain; carbuncle furuncle sore, immunosuppressive agent; and diabetes.	2015	21,569	-

JiangXiang(powders)	Powder of heartwoods of trunks and roots of Dalbergia odorifera containing flavonoid, terpenoid, volatile constituents.	Coronary heart disease, angina pectoris, arrhythmia; hypertension, hyperlipidemia, dizzy; Vomiting blood, nose bleeding, bleeding and injury; Pain caused by ecchymoma; Pediatric glomerulonephritis; and Pediatric pneumonia.	2015	20,935	-
XiaTianWu (powders)	Powders of tubers of Corydalis decumbens containing isoquinoline alkaloid constituents.	Hemiplegia; facial paralysis; cerebral infarction; waist intervertebral disc prominent sickness; cervical spondylopathy; shoulder periarthritis; sciatica, arthritic symptoms; cerebral apoplexy; and, pseudomyopia.	2016	-	20,589
LuXueJing (crystal-like scales)	Dry blood of Cervus nippon or Cervus elaphus containing proteins.	Leukopenia, thrombocytopenia, or hypoimmunity; Chronic anemia, aplastic anemia; erectile dysfunction; and postoperative rehabilitation.	2016	-	18,273
XueJie (powders)	Powders of fruit resins of Daemonorops draco containing flavanoide, terpenoid, and phlobaphene constituents, and resins.	Myocardial infarction, coronary heart disease, angina pectoris; anorectal, gastrointestinal diseases; internal and external bleeding; chronic inflammatory colitis; chronic dermal ulcer; Cervical erosion, diabetic foot ulcer, scrotal edema; and post-herpetic neuralgia.	2016	-	18,526

ChaoSuanZaoRen (powders)	Powders of slight flied seeds of Ziziphus jujuba containing flavonoid, saponin, alkaloid compounds.	Insomnia, upsetting; Spontaneous sweating, night sweating, hyperhidrosis; Cardiovascular atherosclerosis; Hypertension, high blood lipids; Epileptic; and Hypoimmunity.	2016	-	19,596
THongQuMi (grains)	Dry rices that fungi Monascus purpureus containing monacolins, monascus pigments, polysaccharides.	High blood lipids, high blood pressure; Postpartum lochiorrhea, abdominal pain; Dyspeptic fullness, indigestion, poor appetite; Osteoporosis, climacteric syndrome; Hypoimmunity; and Diabetic nephropathy syndrome	2016	-	17,828
ChuanBeiMu (powders)	Powders of bulbus of Fritilaria cirrhosa or F. unibracteata or F. przezvalskii or F. delavayi or F. taipaiensis, or F. unibracteata containing alkaloid, sterol, nucleosides constituents.	Children with chronic irritating cough; Difficult expectoration, throat sore and dumb; Acute or chronic bronchitis; Dry cough; Epilepsy; Mastitis; and hypertension.	2017	-	20,322
HuangShuKuiHua (powders)	Powders of corollas of Abelmoschus manihot containing flavonoid and flavone glycoside, polysaccharide constituents, volatile oil, proteins.	Chronic nephritis; hydremic nephritis; adiabatic nephropathy; oral ulcers; parotitis; edemas; cerebrovascular disease; cancer; and scald or burns.	2017	-	23,816
				119,876	138,950

Research and development expenses are recorded in general administration expenses and selling expenses mainly including staff costs and travelling expenses for research and development department, sample testing expenses.

1. Organization and Principal Activities, page F-6

11.  We acknowledge your response to prior comment 34 however revisions have not been made throughout the entire document. Consistent with the original comment please revise disclosures throughout the entire document such that all of the business entities named are consistent. Examples include, but are not limited to spelling of "Su Xuan Tang" and "Suxuantang."

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the entire document to make sure all of the business entities named are consistent.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(h) Accounts Receivables, page F-12

12.  We acknowledge your response to prior comment 37. As accounts receivable is your largest asset, please revise to disclose why day's sales outstanding is so high for the periods presented, as detailed in your response letter. In addition, you represent to us that as of December 31, 2017 you have collected all significant due receivables which were aged over 1 year as of March 31, 2017. Please provide us with an up to date aging of your accounts receivable when you file your next amendment.

Response:

Most of our clients are state-owned hospitals and pharmaceutical companies, with which we have long-standing relationships. We generally grant a three to six months credit term to them. The main reason for long DSO days  is due to the fact that the most of our products are in the catalog of medications that are reimbursable under the PRC’s social insurance program. Generally, hospitals will pay us after they receive the reimbursements from relevant government authorities or defer the payment when they do not receive reimbursements timely from local government authorities. Since most of clients are state-owned hospitals, which are fully subsidized by the local government, there is no question regarding their ability to make timely payments.

In US$	As of December 31, 2017
	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Accounts receivable
- Third party clients	2,167,325	-	-	-	2,167,325

Due from related parties
- Accounts receivable from related parties	1,281,380	-	-	-	1,281,380

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2210.

Very truly yours,

/s/ Feng Zhou
Feng Zhou CEO

cc:	Joan Wu

Hunter Taubman Fischer & Li LLC